UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ___to ___

GREAT LAKES SAVINGS PLAN
ONE GREAT LAKES BOULEVARD
P.O. BOX 2200
WEST LAFAYETTE, IN 47906

GREAT LAKES CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-1765035**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

500 EAST 96TH STREET, SUITE 500
INDIANAPOLIS, INDIANA 46240
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **317-715-3000**

ANNUAL REPORT ON FORM 11-K - ITEM (A)
LIST OF FINANCIAL STATEMENTS - EXHIBIT 23

GREAT LAKES SAVINGS PLAN
WEST LAFAYETTE, INDIANA

December 31, 2001

Form 11-K--Item (a)

GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2001 and 2000
Notes to Financial Statements
ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ERNST & YOUNG

Ernst & Young LLP
Bank One Center Tower
111 Monument Circle
Suite 2600
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

April 5, 2002

Great Lakes Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 100,366,461**	$ 103,576,498
Receivables:		
Participant contributions	-	743,147
Employer contributions	-	250,149
Net assets available for benefits	**$ 100,366,461**	$ 104,569,794

See accompanying notes to financial statements.

Great Lakes Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31 2001	2000
Additions to net assets attributed to:		
Participant contributions	**$ 8,568,696**	$ 8,766,639
Employer contributions	**2,919,526**	3,356,713
Rollover contributions	**91,710**	848,232
Investment income:		
Dividends	**1,577,271**	5,172,614
Interest	**1,577,701**	1,694,584
Net appreciation (depreciation) in fair value of investments	**(9,571,831)**	(3,731,717)
Transfer from other plans	**966,402**	5,266
Total additions	**6,129,475**	16,112,331
Deductions from net assets attributed to:		
Benefits paid to participants	**9,225,362**	10,864,710
Other transfers out	**864,398**	8,244,213
Administrative fees	**243,048**	42,609
Total deductions	**10,332,808**	19,151,532
Net decrease	**(4,203,333)**	(3,039,201)
Net assets available for benefits at beginning of year	**104,569,794**	107,608,995
Net assets available for benefits at end of year	**$100,366,461**	$104,569,794

See accompanying notes to financial statements.

Great Lakes Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description, which is available from the plan administrator.

The Plan is a defined contribution plan. Eligible employees of Great Lakes Chemical Corporation (the Company) may participate in the Plan the first of the quarter following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings. Except for Nitro and Adrian Union employees, the Company contributes an amount equal to 50% of the participants' basic contribution, up to the first 6% of the participants' eligible earnings. Nitro Union employees receive no matching contributions. Adrian Union employees receive a matching contribution equal to 50% of the participants' basic contribution up to the first 4% with an additional 2% being earned if the Company's financial goals are met. All the Company's matching contributions are made in Great Lakes Chemical Corporation Common Stock except Adrian's first 2% which is paid in cash.

Investment Options

Participants may designate that their contributions be made to any of twelve funds.

Payment of Benefits

Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

1. Description of the Plan (continued)

Participant Notes Receivable

A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

Vesting

A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 2001 and 2000 were $180,035 and $163,183, respectively.

2. Summary of Accounting Policies

Investments Valuation and Income Recognition

Common stock and shares in registered investment companies and common/collective trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies and common/collective trust funds are valued on the quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost, which approximates fair value.

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

2. Summary of Accounting Policies (continued)

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following summarized amounts and related information, including investment income were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the Trustee.

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows.

	Net Appreciation (Depreciation) in Fair Value During Year	
	2001	**2000**
Common stock	$ **(6,236,042)**	$ (19,126)
Shares of registered investment companies	**(3,335,789)**	(3,712,591)
	$ **(9,571,831)**	$ (3,731,717)

3. Investments (continued)

Individual investments that represent 5 percent or more of the Plan's net assets are presented in the following table.

	2001	2000
Common stock:		
Great Lakes Chemical Corporation *	**$13,812,835**	$17,879,320
Shares of registered investment companies:		
Vanguard/Windsor Fund	**23,269,748**	21,636,156
Vanguard Index 500 Portfolio Fund	**20,300,819**	22,954,360
Vanguard Explorer Fund	**7,961,371**	7,857,694
VMMR Prime Portfolio Fund	**5,944,737**	5,726,711
Common/collective trust fund:		
Vanguard Retirement Savings Trust	**16,195,486**	16,852,659

* Nonparticipant-directed

4. Nonparticipant –Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2001	2000
Net assets:		
Great Lakes Chemical Corporation Common Stock	$ 13,812,835	$ 17,879,320

	Year ended December 31,	
	2001	2000
Changes in net assets:		
Contributions	$ 4,374,741	$ 4,319,215
Interest and dividends	174,927	158,832
Net realized and unrealized depreciation in fair value	(6,515,493)	(64,286)
Transfers to participant directed funds	(955,400)	(1,345,836)
Transfer to other plans	(144,055)	(746,228)
Distributions to participants	(1,001,205)	(902,758)
	$ (4,066,485)	$ 1,418,939

A portion of the Great Lakes Chemical Corporation Common Stock Fund is participant directed as participants may elect to invest their employee contributions in the Company's Common Stock.

5. Plan Termination

Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

6. Related Party Transactions

During 2001 and 2000, the Plan received $174,927 and $158,832, respectively, in common stock dividends from the Company. A majority of the fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. The plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

ERISA
Schedules

Great Lakes Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

EIN: 95-1765035
Plan # : 004

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
Common Stock:				
* Great Lakes Chemical Corporation	137,921	shares	$ 19,719,350	$ 13,812,835
* Octel	93,133	shares	908,192	691,985
Registered investment companies:				
* VMMR Prime Portfolio Fund	5,944,737	units	5,944,737	5,944,737
* Vanguard/Windsor Fund	1,487,835	units	22,862,376	23,269,748
* Vanguard Explorer Fund	132,007	units	7,895,523	7,961,371
*Vanguard Index 500 Fund	191,716	units	18,385,354	20,300,819
*Vanguard/Wellesley Income Fund	206,154	units	4,235,536	4,104,530
*Vanguard Bond Index Fund	221,815	units	2,211,006	2,249,206
*Vanguard Int'l Growth Fund	92,566	units	1,774,529	1,389,429
*Vanguard U.S. Growth	60,893	units	1,835,905	1,147,837
*Vanguard Small-Cap Fund	10,724	units	225,579	212,568
*Vanguard Extend Mkt Index Fund	22,406	units	640,819	517,357
Common collective trust fund:				
* Vanguard Retirement Savings Trust	16,195,485	units	16,195,486	16,195,486
Participant notes	Interest rates ranging from 5.75% to 10.5%		2,568,553	2,568,553
			$ 105,402,944	$ 100,366,461

* Indicates party-in-interest to the Plan.

Great Lakes Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2001

EIN: 95-1765035
Plan #: 004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii) - A series of transactions in excess of 5% of plan assets:						
Great Lakes Chemical Corporation	Common stock shares					
Common Stock	Purchases	$ 5,057,341	$ -	$ 5,057,341	$ 5,057,341	$ -
	Sales	-	2,608,183	3,310,141	2,608,183	(701,958)

Category:
- (i) Single transactions in excess of 5% of plan assets
- (ii) Series of transactions other than securities transactions
- (iii) Series of securities transactions in excess of 5% of plan assets
- (iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Notes: There were no category (i), (ii) or (iv) reportable transactions during 2001. Information concerning "Lease Rental" and Expenses Incurred with Transactions have not been presented as they are not applicable.

Great Lakes Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan has duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized

Date: June 25, 2002

Great Lakes Savings Plan
(Name of Plan)

Jonathan D. Sarn
Director, HR Services

CONSENT OF INDEPENDENT AUDITORS **Exhibit 23**

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 33-300543) pertaining to the Savings Plan of Great Lakes Chemical Corporation of our report dated April 5, 2002 with respect to the financial statements of the Great Lakes Chemical Corporation Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Indianapolis, Indiana
June 25, 2002

Ernst & Young LLP